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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            IMPCO Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    45255W106
                                    ---------
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 20, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45255W106                13D                         Page 2 of 4 Pages

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1    Name of Reporting Person                            BERU Aktiengesellschaft
     S.S. or I.R.S. Identification No.
     of Above Person                                     Not applicable

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2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
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3    SEC Use Only

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4    Source of Funds
                                                                           WC
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5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

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6    Citizenship or Place of Organization
                                                                       Germany
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                  7        Sole Voting Power
 Number of                                                             1,010,614
   Shares         --------------------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                                                                     0
    Each          --------------------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                                                              1,010,614
    With          --------------------------------------------------------------

                  10      Shared Dispositive Power
                                                                               0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,010,614
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12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
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13       Percent of Class Represented by Amount in Row (11)
                                                                           14.1%
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14       Type of Reporting Person
                                                                            CO
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CUSIP No. 45255W106                13D                         Page 3 of 4 Pages


                    CONTINUATION PAGES OF AMENDMENT NO. 6 TO

                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU Aktiengesellschaft


     This Amendment No. 6 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2 thereto, dated September 3, 1998, Amendment No. 3 thereto, dated October 5, 1998, Amendment No. 4 thereto, dated December 15, 1998 and Amendment No. 5 thereto, dated December 23, 1998 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 3 and 5 are hereby supplemented and amended.

Item 3. Source and Amount of Funds or Other Consideration.

     In a series of open market transactions during the month of January 1999, BERU acquired a total of 73,450 shares of Common Stock of the Issuer for total cash consideration of approximately $942,428. Funds to acquire all shares were provided by BERU's working capital.

     Also, see Item 5(c) below.

Item 5. Interest in Securities of the Company.

     (a) Reference is made to rows (11) and (13) of the cover page. The calculation of BERU's ownership percentage is based on 7,193,686 shares of Common Stock outstanding as of November 30, 1998, as reported by Issuer in its Form 10-Q filed on December 14, 1998.

     (b) Reference is made to rows (7) through (10) of the cover page.

     (c) BERU acquired shares of Common Stock of the Issuer in the following open market transactions:

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Date of Purchase                 Number of Shares               Price per Share
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01/13/99                         50,000                         $12.875
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01/14/99                          5,200                         $12.6875
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01/15/99                          8,700                         $12.75
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01/19/99                          6,550                         $12.75
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01/20/99                          2,000                         $12.75
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01/21/99                          1,000                         $12.75
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Also, see Item 3 above.


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CUSIP No. 45255W106                13D                         Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  February 1, 1999

                                                 BERU Aktiengesellschaft



                                                 By:   /s/  Ulrich Ruetz
                                                       ----------------------
                                                       Name: Ulrich Ruetz
                                                       Title: Chairman and
                                                       Chief Executive Officer